Contact

psr@berkeley.edu

www.linkedin.com/in/psrlaw
(LinkedIn)

pryan.net (Portfolio)

Top Skills

Environmental, Social, and
Governance (ESG)

Corporate Governance

Start-ups

Languages

Spanish, French, German, Dutch

Certifications

Attorney

The Materiality of ESG Factors
Specialization (4 Courses)

Startup School

Certificat Pratique de Français
Commercial et Economique
[business French]

Computer Science 101

Publications

Various & sundry law review articles

IoT Safety and Security as Shared
Responsibility

Patrick Spaulding Ryan

tech policy | angel investor | dad
Berkeley, California, United States

Summary

Fractional general counsel, investor & advisor in high-growth tech
startups.

_____

Experience

PSR Law Firm
19 years 9 months

Fractional General Counsel
June 2022 - Present (1 year 8 months)
Berkeley, California

Fractional general counsel & startup strategist. Licensed in CA, NY, NJ, CO.

Attorney | Angel Investor | Venture Studio Founder
May 2004 - Present (19 years 9 months)
Berkeley | Tijuana

Part-time investor, advisor, fractional general counsel and entrepreneur.
[Investor/Advisor]—Algorized, AT Worthy, Bttn, Clocr, Clupp, CommuteSaver,
Exosonic, EZ Aerospace, Halp, Humblebrag, Lila, Nada Homes, memoryOS,
Moxly, Reliabl, StanMed AI, The Streaming Guide, Turion Space. [Venture
Studio/Cofounder]—Altairian, Always Blue Games, Eguz-bo, Mascara
Club, Moxly, Reliabl. [Angel Investor]—Avion UAV, Bitwage, Buoyant Aero,
CurveCatch, Exosonic, Foondamate, Highsman, Infiuss Health, IpiNovyx,
Odys Aviation, Ohalo, Pigeon Loans, Polycade, Retrievables, Roots Homes,
Signatur Biosciences, Spaceium, TransAstra, UpCounsel, Well Seasoned.

Turion Space (YC S21)
2 years 6 months

Fractional General Counsel
April 2022 - Present (1 year 10 months)

Investor/Advisor
August 2021 - Present (2 years 6 months)

Berkeley SkyDeck

Advisor/Mentor
February 2023 - Present (1 year)
Berkeley, California, United States

My Little Mascara Club
Co-Founder
October 2022 - Present (1 year 4 months)
San Diego, California, United States

Always Blue Games
Co-Founder | Fractional CFO
July 2023 - Present (7 months)
Mountain View, California, United States

University of California, Berkeley - School of Law
Visiting Scholar
January 2023 - Present (1 year 1 month)
Berkeley, California, United States

Researching law & tech. Mentor at Berkeley SkyDeck. Board Member

Berkeley Postdoctoral Association.

memoryOS
Strategy Advisor
January 2023 - Present (1 year 1 month)

DECACORN
Partner
March 2023 - Present (11 months)
Singapore

Leawood Venture Capital
GP | Investment Committee
2018 - Present (6 years)
Leawood, Kansas

bttn
3 years

Investor/Advisor
March 2023 - Present (11 months)
Seattle, Washington, United States

Investor/Advisor | FGC
February 2021 - March 2023 (2 years 2 months)
Seattle, Washington, United States

Founding advisor to principals of bttn; first investor on cap table; fractional general counsel.

TikTok
Lead Technical Program Manager | Security + Web3 R&D
March 2020 - June 2022 (2 years 4 months)
Mountain View, California

Hired the first non-China teams in Privacy, Compliance, Incidents, Regulatory/FTC, Vulnerability Disclosure, and Contract Assurance, ISO27001. Scoped the TPM job family. Co-director of the web3 R&D program. I even learned some Chinese 谢谢 很好玩

Google
9 years 2 months

Trust, Strategy & Engineering Principal
2016 - March 2020 (4 years)
Sunnyvale, California

Strategy for GSuite in China; TPM for GCP's fintech launch (broker/dealer product); TPM for GCP's white-glove contracts & product adaptations; senior pre-launch privacy engineer.

Strategy & Operations Principal
2014 - 2016 (2 years)
Mountain View, California

Greg Wyler's COO for a short-lived 800-satellite LEO aerospace initiative—Google sold to OneWeb. Strategy Principal/TPM for "G-Air" (a HAPS platform).

Senior Policy Counsel, International Relations & Free Expression
2012 - 2014 (2 years)
Mountain View, California

Served as Vint Cerf's TPM for IANA transition, and rapporteur for ICANN's Strategy Panel, https://bit.ly/ICANNStratPanel. Elected to United Nations Multistakeholder Advisory Group, 2012-2105.

Policy Counsel, Open Internet
February 2011 - 2012 (1 year)
Mountain View, California

Hired as Policy Counsel, Open Internet to lead Google's policy for Net Neutrality. Appointed by State Department for ITU treaty negotiations in (WCIT-12).

University of Colorado Boulder

12 years 1 month

Scholar in Residence | Adjunct Professor
August 2008 - August 2016 (8 years 1 month)

Taught cross-listed law/eng classes in research methods, international law, and standardization.

Scholar in Residence | Associate Professor Adjunct | Faculty Director
August 2004 - August 2008 (4 years 1 month)

Faculty Director for Interdisciplinary Telecommunications Program. Joint appointment law/eng.

Crown Castle
Vice President of Government Relations and Regulatory Affairs
2009 - 2011 (2 years)
Denver and San Jose, California

NextG Networks, acquired by Crown. Oversaw team of 26 attorneys, TPMs & zoning analysts.

Centre for IT & IP Law (CiTiP) @KU Leuven
Guest Professor
May 2006 - September 2006 (5 months)
Leuven, Belgium

Short-term academic appointment to KUL's Global Law School, lectured on tech regulation.

Centre for IT & IP Law (CiTiP) @KU Leuven
Researcher & Ph.D Candidate
February 2001 - July 2004 (3 years 6 months)
Leuven, Flemish Region, Belgium

CiTiP, fka ICRI. Promoter, Prof Jos Dumortier. Dissertation committee: Prof Jacques Steenbergen, Prof Eli Van Lil and Prof Georg Wenglorz.

Comcast
Director of Strategic Operations
March 2001 - December 2002 (1 year 10 months)
Brussels Area, Belgium

Last employee for Comcast's investment in Europe, (branded "Broadnet").
Wireless Local Loop, RIP.

Tetra Tech
Managing Director (TTC Global, GmbH)
February 1994 - August 2001 (7 years 7 months)
USA, Canada, Brazil, Belgium, Switzerland, Spain, Germany, France

Managed large teams (as many as 300 TPMs) in large scale wireless network builds.

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Education

The Wharton School
General Management Program · (2020 - 2023)

Stanford University
Master of Liberal Arts [++various] · (2020 - June 2025)

KU Leuven
Ph.D. Law & Economics · (2001 - 2004)

University of St.Gallen
Executive Master of European and International Business Law
(EMBL) · (2002 - 2003)

The University of Texas School of Law
Juris Doctorate · (1997 - 2000)